[redacted]

10026129

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2010 Estimated average burden hours per response.... 12.00

SEC FILE NUMBER
8- 42786

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Center Street Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26 Century Blvd. Suite # 301
(No. and Street)

Nashville (City) TN (State) 37214 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jack R. Thacker 276-669-7775
(Area Code - Telephone Number)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 26 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KRAFTCPAs PLLC
(Name - *if individual, state last, first, middle name*)

555 Great Circle Road (Address) Nashville (City) TN (State) 37228 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jack R. Thacker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Center Street Securities, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KraftCPAs
PLLC

INDEPENDENT AUDITORS' REPORT
ON FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

To the Board of Directors
Center Street Securities, Inc.
Nashville, Tennessee

We have audited the accompanying statement of financial condition of Center Street Securities, Inc. (the "Company") as of December 31, 2009, and the related statements of operations, changes in stockholder's equity, cash flows and changes in liabilities subordinated to claims of general creditors, for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Center Street Securities, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KraftCPAs PLLC

Nashville, Tennessee
February 24, 2010

KraftCPAs PLLC - Certified Public Accountants and Consultants
555 Great Circle Road • Nashville, TN 37228 • Phone 615-242-7351 • Fax 615-782-4271 • www.kraftcpas.com
Also in Columbia and Lebanon, Tennessee • An independently owned member of the RSM McGladrey Network

CENTER STREET SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

Cash	$	67,554
Deposits with clearing brokers		20,000
Receivable from brokers and dealers		347
Commissions receivable		51,142
Receivables from representatives		11,254
Prepaid expenses and other assets		25,250
TOTAL ASSETS	$	175,547

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable	$	14,904
Accrued expenses		103,233
TOTAL LIABILITIES		118,137
STOCKHOLDER'S EQUITY		
Common stock, no par value, 1,000 shares authorized, 500 shares issued and outstanding		8,000
Additional paid-in capital		280,929
Accumulated deficit		(231,519)
TOTAL STOCKHOLDER'S EQUITY		57,410
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	175,547

The accompanying notes are an integral part of the financial statements.

CENTER STREET SECURITIES, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES	
Commissions	$ 338,631
Service fees	7,950
TOTAL REVENUES	346,581
EXPENSES	
Salaries, benefits and commissions	397,462
Brokerage, exchange and clearance fees	31,727
Professional fees	63,172
Occupancy	41,128
Other expense	47,697
TOTAL EXPENSES	581,186
LOSS BEFORE INCOME TAX PROVISION	(234,605)
PROVISION FOR INCOME TAX - Note 3	-
NET LOSS	$ (234,605)

The accompanying notes are an integral part of the financial statements.

CENTER STREET SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock		Additional Paid-In	Retained Earnings	
	Shares	Amount	Capital	(Deficit)	Total
BALANCE - BEGINNING OF YEAR	500	$ 8,000	$ 75,929	$ 3,086	$ 87,015
Additional paid-in capital by new stockholder	-	-	205,000	-	205,000
Net loss	-	-	-	(234,605)	(234,605)
BALANCE - END OF YEAR	500	$ 8,000	$ 280,929	$ (231,519)	$ 57,410

The accompanying notes are an integral part of the financial statements.

CENTER STREET SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2009

OPERATING ACTIVITIES	
Net loss	$ (234,605)
Adjustments to reconcile net loss to net cash used in operating activities:	
(Increase) decrease in operating assets:	
Deposits with clearing brokers	(5,000)
Receivable from brokers and dealers	(39)
Commissions receivable	(51,142)
Receivables from represenatives	(11,254)
Prepaid expenses and other assets	(25,250)
Increase in operating liabilities:	
Accounts payable	11,295
Accrued expenses	98,833
TOTAL ADJUSTMENTS	17,443
NET CASH USED IN OPERATING ACTIVITIES	(217,162)
FINANCING ACTIVITIES	
Capital contribution by new stockholder	205,000
DECREASE IN CASH	(12,162)
CASH - BEGINNING OF YEAR	79,716
CASH - END OF YEAR	$ 67,554

The accompanying notes are an integral part of the financial statements.

CENTER STREET SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2009

Subordinated borrowings - Beginning of year	$ -
Issuance of subordinated note	-
Payment of subordinated note	-
Subordinated borrowings - End of year	$ -

The accompanying notes are an integral part of the financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Center Street Securities, Inc. (the "Company") began operations on June 1, 1990 as Elliott Financial Services, Inc. ("Elliott"). Elliott officially changed its name on April 15, 2008 to Center Street Securities, Inc. On April 7, 2009, the sole shareholder/Company president sold his entire interest in the Company to Producers Equity Group, Inc. ("PEG").

The Company is registered as an introducing broker with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). The Company has a contractual agreement with two clearing brokers. The clearing brokers carry the accounts of the Company's customers on its books. The Company receives commissions for sales of various mutual funds and real estate investment trusts. The Company's customers are located primarily in the southeastern United States.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Accounting standards codification

In June 2009, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a Replacement of FASB Statement No. 162.* This statement modifies the Generally Accepted Accounting Principles ("GAAP") hierarchy by establishing only two levels of GAAP, authoritative and nonauthoritative accounting literature. Effective July 2009, the FASB Accounting Standards Codification (the "Codification") is considered the single source of authoritative U.S. accounting and reporting standards, except for additional authoritative rules and interpretive releases issued by the Securities and Exchange Commission. Nonauthoritative guidance and literature include, among other things, FASB Concepts Statements, American Institute of Certified Public Accountants Issues Papers and Technical Practice Aids, and accounting textbooks. The Codification was developed to organize GAAP pronouncements by topic so that users can more easily access authoritative accounting guidance.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and cash equivalents

The Company considers all highly liquid instruments purchased with original maturities of three months or less, redeemable without penalty for early withdrawal, to be cash equivalents. There were no cash equivalents as of December 31, 2009.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising and market development costs

Advertising and market development costs are expensed as incurred.

Deposits with clearing broker

The Company cleared its accounts through another broker-dealer, Sterne, Agee and Leach, Inc. ("SAL") on a fully disclosed basis via a correspondent clearing agreement which expired on July 8, 2009. The Company has agreed to maintain a deposit account with SAL in the amount of $15,000 in accordance with the clearing agreement. On August 13, 2009, the Company executed a secondary correspondent agreement with World Equity Group ("WEG"). WEG conducts business on a fully disclosed basis via a correspondent clearing agreement with Pershing, LLC. The Company has agreed to maintain a deposit account with Pershing, LLC in the amount of $5,000 in accordance with the clearing agreement. As of December 31, 2009, certain trading accounts had not been fully moved from SAL to WEG and, as a result, the Company continued to maintain a deposit account with SAL.

Commission income

Commission income and related brokerage, exchange and clearance fees are recorded on a trade-date basis as securities transactions occur.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Taxes

The Company is classified as a C corporation under the Internal Revenue Code. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities. Such differences are expected to result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Events occurring after reporting date

The Company has evaluated events and transactions that occurred between December 31, 2009 and February 24, 2010, which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

NOTE 3 - INCOME TAXES

On January 1, 2009, the Company adopted new guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions in an enterprise's financial statements. Income tax positions must meet a more-likely-than-not recognition threshold to be recognized. The adoption of this guidance did not have a material effect on the Company's financial position and results of operations.

As of December 31, 2009 the Company did not have any accrued interest or penalties related to income tax liabilities, and no interest or penalties have been charged to operations for the year then ended.

The Company files income tax returns in the U.S. federal jurisdiction and various state and local jurisdictions. The Company's U.S. federal income tax returns for years prior to 2006 are closed. U.S. state jurisdictions have statutes of limitation that generally range from three to five years; therefore, certain of the Company's 2004 - 2008 state tax returns remain subject to examination.

NOTE 3 - INCOME TAXES (CONTINUED)

The deferred tax asset and valuation allowance are as follows as of December 31, 2009:

Net deferred tax asset - long-term	$ 88,534
Deferred tax valuation allowance	(88,534)
Net deferred tax asset/liability	$ -

At December 31, 2009, the Company had net operating loss carryforwards totaling approximately $235,000 for federal income tax purposes, and $202,000 for state excise tax purposes. Federal and state tax loss carryforwards expire beginning in 2029 and 2024, respectively.

NOTE 4 - RELATED PARTY TRANSACTIONS

Accounts payable to the Company's President for commissions totaled $14,193 at December 31, 2009.

Total salaries and commissions included in operating expenses that were paid to the Company's President amounted to $75,939 in 2009.

The Company rents office space on a month-to-month basis from Thacker Properties, LLC, which is owned by the President of the Company. Rent expense under this arrangement amounted to approximately $10,500 for the year, of which $1,000 is unpaid and included in accounts payable at December 31, 2009.

The Company also rents office space and equipment on a month-to-month basis from PEG. Rent expense under this arrangement amounted to approximately $6,600 for the year.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had regulatory net capital of $14,041, which was $9,041 in excess of its required minimum of $5,000. The Company's percent of aggregate indebtedness to net capital ratio was 8.41 to 1.

SUPPLEMENTAL SCHEDULES

CENTER STREET SECURITIES, INC.

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2009

Net Capital	
Total stockholder's equity from the Statement of Financial Condition	$ 57,410
Nonallowable assets from the Statement of Financial Condition	(43,369)
Net capital	$ 14,041
Total aggregate indebtedness	$ 118,137
Computation of basic net capital requirement	
Net capital requirement	$ 5,000
Excess net capital	$ 9,041
Excess net capital at 1000%	$ 2,227
Percentage of aggregate indebtedness to net capital	841 %

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2009

The Company is exempt from the requirements of Rule 15c3-3 under the exemption provided in Section k(2)(ii) of the Rule.

CENTER STREET SECURITIES, INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2009

The Company is exempt from the requirements of Rule 15c3-3 under the exemption provided in Section k(2)(ii) of the Rule.

CENTER STREET SECURITIES, INC.

RECONCILIATION, INCLUDING APPROPRIATE EXPLANATION, OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3

DECEMBER 31, 2009

Reconciliation of the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2009)

Net capital, as reported in Company's Part II (unaudited FOCUS report)	$	7,278
Audit adjustments		6,763
Net capital, per audited financial statements	$	14,041

CENTER STREET SECURITIES, INC.

RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION WITH RESPECT TO METHODS OF CONSOLIDATION

DECEMBER 31, 2009

Not applicable

CENTER STREET SECURITIES, INC.

MATERIAL INADEQUACIES FOUND TO EXIST
OR FOUND TO HAVE EXISTED

DECEMBER 31, 2009

YEAR-END CLOSING

Condition:
The Company did not have proper processes in place for adjusting and closing its books at year end. As a result, there were audit adjustments recommended during the audit, which were approved by management. Collectively, the recommended audit adjustments were material to the financial statements. The audit adjustments included entries to:

1. Adjust receivable from clearing broker for year-end activity
2. Adjust commission income and related receivable to trade date basis
3. Adjust commission expense and related payable to trade date basis
4. Record deposit with clearing broker
5. Adjust receivable for servicing fee income
6. Record prepaid expenses
7. Record additional accounts payable
8. Adjust accrued payroll

Criteria:
Management is responsible for internal control over the proper recording of transactions in the books and records of the Company for financial reporting purposes so that the financial statements are fairly presented in accordance with generally accepted accounting principles.

Effect:
The adjustments resulted in the amendment of the Company's focus report.

Recommendation:
We recommend that the year-end closing process include a review of the accounting books and records for completeness and accuracy. This process could include the use of external accounting consultants or other experts.

KraftCPAs PLLC

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors
Center Street Securities, Inc.
Nashville, Tennessee

In planning and performing our audit of the financial statements of Center Street Securities, Inc. (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KraftCPAs PLLC - Certified Public Accountants and Consultants
555 Great Circle Road • Nashville, TN 37228 • Phone 615-242-7351 • Fax 615-782-4271 • www.kraftcpas.com
Also in Columbia and Lebanon, Tennessee • An independently owned member of the RSM McGladrey Network

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Center Street Securities, Inc. as of and for the year ended December 31, 2009, and this report does not affect our report thereon dated February 24, 2010.

The Company did not have proper processes in place for adjusting and closing its books at year end. As a result, there were audit adjustments recommended during the audit, which were approved by management. The adjustments resulted in the amendment of the Company's focus report. We recommend that the year-end closing process include a review of the accounting books and records for completeness and accuracy. This process could include the use of external accounting consultants or other experts.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Board of Directors, Stockholder, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KraftCPAs PLLC

Nashville, Tennessee
February 24, 2010